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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

September 11, 2014

Via EDGAR
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Larry Spirgel
Assistant Director

Re:	RiT Technologies Ltd.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 28, 2014
File No. 001-36213

Dear Mr. Spirgel:

On behalf of RiT Technologies Ltd. (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 28, 2014 (the “Comment Letter”) relating to the Form 20-F for the fiscal year ended December 31, 2013 filed by the Company on April 28, 2014 (the “2013 Annual Report”).  To facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Operating and Financial Review and Prospects, page 31

1.
We note that your operations have generated net losses over the last three years. We also note that your research and development and sales and marketing expenses are a significant portion of your total revenue. In your future filings, please revise your overview regarding your operations to provide more detail regarding your research and development and sales and marketing activities. This description should discuss how these activities specifically contribute to your operations and why these activities account for such a significant portion of your total revenue. For example, provide detail regarding your sales and marketing program, including the compensation structure for your sales staff. In addition, please discuss what steps, if any, management is taking to address the company’s ongoing losses from operations, including any initiatives to address your ongoing significant operating expenses.

United States Securities and Exchange Commission
Division of Corporate Finance
September 11, 2014

Company Response:  In future filings, the Company will revise the overview disclosure to provide more detail regarding the Company’s research and development and sales and marketing activities; such disclosure will discuss in detail how these activities specifically contribute to the Company’s operations and why these activities account for such a significant portion of the Company’s total revenue.  In addition, such disclosure will discuss what steps management is taking to address the Company’s operating losses and operating expenses.

*                      *                      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, or would like to discuss the Company’s responses in greater detail, please contact the undersigned at (212) 547-5438.

Sincerely, /s/ Mark S. Selinger